[redacted]

SECU 14045232 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 8511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2013 (MM/DD/YY) AND ENDING February 28, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Mutual Planning Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7370 S Oriole Blvd # 6010

(No. and Street)

Delray Beach (City) Florida (State) 33446 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, PA

(Name – *if individual, state last, first, middle name*)

7280 W Palmetto Park Rd ste 308-N (Address) Boca Raton (City) Florida (State) 33433 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 28 2014
16 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Herbert Abelow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Mutual Planning Corporation, as of February 28, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # EE044466
Expires: NOV. 22, 2014
BONDED THRU ATLANTIC BONDING CO., INC

Signature

Known personally by

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MUTUAL PLANNING CORP.

FINANCIAL STATEMENTS

YEAR ENDED FEBRUARY 28, 2014

TABLE OF CONTENTS

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Shareholder
First Mutual Planning Corp.

Report on the Financial Statements
We have audited the accompanying financial statements of First Mutual Planning Corp. a New York Corporation, which comprise the statement of financial condition as of February 28, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Mutual Planning Corp. as of February 28, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary information, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida

April 14, 2014

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

First Mutual Planning Corp.
Statement of Financial Condition
As of February 28, 2014

ASSETS

Cash & Cash Equivalents		$ 15,143
	Total assets	$ 15,143

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued expenses		$ 7,300
	Total liabilties	7,300
Stockholder's equity		
Common Stock, $1.00 par value, 2,000 shares authorized, issued and outstanding		2,000
Additional Paid In Capital		117,180
Accumulated Deficit		(111,337)
	Total stockholder's equity	7,843
	Total liabilties and stockholder's equity	$ 15,143

See accompanying notes to the financial statements

First Mutual Planning Corp.
Statement of Operations
For the Year Ended February 28, 2014

Income:	
Commissions	$ 4,308
Total income	4,308
Expenses:	
Professional Fees	7,500
Communication Expense	445
Regulatory Fees	839
Other Expenses	705
State and Local Taxes	25
Total expenses	9,514
Net loss	(5,206)

See accompanying notes to the financial statements

First Mutual Planning Corp.
Statement of Changes in Stockholder's Equity
For the Year Ended February 28, 2014

	Common Stock - $1 Par Value		Additional	Accumulated	
	Shares	Amount	Paid-in Capital	Deficit	Total
Balance, February 28, 2013	2,000	$ 2,000	$ 110,180	$ (106,131)	$ 6,049
Additional Capital Contribution			$ 7,000		$ 7,000
Net loss	-	-	-	$ (5,206)	$ (5,206)
Balance, February 28, 2014	2,000	$ 2,000	$ 117,180	$ (111,337)	$ 7,843

See accompanying notes to the financial statements

First Mutual Planning Corp.
Statement of Cash Flows
For the Year Ended February 28, 2014

Cash flows from operating activities:		
Net loss	$	(5,206)
Adjustment to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities:		-
Net cash used in operating activities		(5,206)
Cash flows from investing activites:		-
Cash flows from financing activites:		
Shareholder capital contribution		7,000
Net cash provided by financing activities		7,000
Net cash increase		1,794
Cash, beginning of year		13,349
Cash, end of year	$	15,143
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	25

See accompanying notes to the financial statements

NOTE 1 – DESCRIPTION OF THE BUSINESS

First Mutual Planning Corp. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized under the laws of the State of New York on March 28, 1960 and is registered to be in business as a broker/ and or dealer in securities of all types, including all types of Mutual Funds.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Revenues are not concentrated in any particular region of the country or with any individual or group.

Revenue Recognition

The Company recognizes revenue from commissions as the services are performed and cash collection is assured.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Income Taxes

The Company accounts for income taxes under ASC 740 "Income Taxes". Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those assets or liabilities are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 3 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had no net deferred tax assets as of February 28, 2014 due to the establishment of a full valuation allowance to offset the deferred tax asset of approximately $35,500 related to its net operating loss carry forwards. The Company increased the valuation allowance by $ 2,175 during fiscal year ended February 28, 2014.

NOTE 3 – INCOME TAXES, CONTINUED

The reconciliation of the income tax computed at the U.S. federal statutory rate to income tax expense for the period ended February 28, 2014:

Tax provision (benefit) at statutory rates (35%)	$ (1,822)
State taxes, net of federal tax benefit	(200)
Other	(153)
Change in valuation allowance	2,175
Net income tax benefit	$ -

At February 28, 2014 the Company has tax net operating loss carry forwards of approximately $134,000 to offset taxable income through tax years ending February 28, 2034. Utilization of these loss carry forwards may be limited in the event of a more than 50% change in ownership pursuant to IRC section 382.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At February 28, 2014, the Company had net capital of $ 7,843, which was $ $2,843, in excess of its required net capital of $5,000, which is the greater of the minimum of $5,000 or 6 2/3% of total aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .93 to 1.

The Company qualifies under the exempt provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 5 – SUBSEQUENT EVENTS

We have evaluated subsequent events through April 14, 2014, the date the financial statements were available to be issued. There are no significant subsequent events as of that date.

SUPPEMENTARY INFORMATION

First Mutual Planning Corp.
Computation of Net Capital under SEC Rule 15c3-1
of Securities Exchange Commission
As of February 28, 2014

NET CAPITAL COMPUTATION:		
Total Stockholder's Equity	$	7,843
Deductions and/or changes		
Non allowable assets:		-
Net capital before haircuts on security positions		7,843
Haircuts on securities		
Net capital		7,843
Required minimum capital		5,000
Excess net capital	$	2,843
AGGREGATE INDEBTEDNESS:		
Aggregate indebtedness as included in the Statement of Financial Condition		7,300
Total aggregate indebtedness	$	7,300
Ratio of aggregate indebtedness to net capital		0.93 to 1
RECONCILIATION:		
Net Capital, per February 28, 2014 Focus Report	$	7,643
Net Audit Adjustments		200
Net Capital, per February 28, 2014 audited report, as filed	$	7,843

First Mutual Planning Corp.
Computation for Determination of Reserved Requirement
As of February 28, 2014

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 due to limited business.

First Mutual Planning Corp.
Information Relating to the Possession or Control Requirements
As of February 28, 2014

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 due to limited business.

Report on Internal Control under SEC Rule 17a-5(g)(1) Claiming an Exemption from SEC Rule 15c3-3

To the Shareholder
First Mutual Planning Corp.

In planning and performing our audit of the financial statements of First Mutual Planning Corp. as of and for the year ended February 28, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered First Mutual Planning Corp.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of First Mutual Planning Corp.'s internal control. Accordingly, we do not express an opinion on the effectiveness of First Mutual Planning Corp.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by First Mutual Planning Corp. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because First Mutual Planning Corp. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of First Mutual Planning Corp. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that First Mutual Planning Corp.'s practices and procedures, as described in the second paragraph of this report, were adequate at February 28, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
April 14, 2014

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936